The Royce Funds

745 Fifth Avenue
New York, NY 10151
(212) 508-4500
(800) 221-4268

March 27, 2019

Securities and Exchange Commission
100 F. Street, N.E.

Washington, D.C. 20549
Attention: Anu Dubey, Division of Investment Management

Re:	The Royce Fund (File No. 811-03599) (the “Trust”)
Registration Statement on Form N-14 (File No. 333-230063)

Dear Ms. Dubey:

This letter responds to telephonic comments received from you on March 21, 2019 regarding the Trust’s Registration Statement on Form N-14 that was filed with the Securities and Exchange Commission (the “Commission”) on March 4, 2019 (the “Initial N-14”). Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Initial N-14. Set forth below are the Commission staff’s comments in italics relating to the Initial N-14, along with the Trust’s responses to those comments.

  Comment: Please include changes responsive to the Commission staff’s comments in Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-14 (referred to herein as the “Amendment”). Please be sure to include Edgar Class IDs for the Acquiring Funds in connection with the filing of the Amendment.

Response: The Trust proposes to include the changes outlined herein, all required record date information, and certain non-material updating changes in the Amendment. In connection therewith, the Trust undertakes to include Edgar Class IDs for the Acquiring Funds in connection with the filing of the Amendment.

In order to keep with its printing, mailing, and solicitation schedule for the Reorganizations, the Trust hopes to: (i) file the Amendment with the Commission on March 28, 2019 and (ii) file, as soon as practicable after the filing of the Amendment, an acceleration request with the Commission pursuant to Rule 461 under the Securities Act of 1933 (the “1933 Act”) seeking an effective date of April 1, 2019.

  Comment: Please confirm supplementally to the Commission staff that the final tax opinions of Sidley Austin LLP that are included as Exhibits to a Post-Effective Amendment to the Trust’s Registration Statement on Form N-14 will include the consents required by Rule 436 under the 1933 Act.

Response: The Trust undertakes: (i) to file as an Exhibit to the Amendment the consent of Sidley Austin LLP relating to the forms of opinion included as Exhibits to the Initial N-14 and (ii) to file as an Exhibit to one or more Post-Effective Amendments to the Trust’s Registration Statement on Form N-14 the final tax opinions and related consent of Sidley Austin LLP.

  Comment: Please confirm supplementally to the Commission staff that Target Fund shareholders will receive a prospectus/proxy statement relating only to the Target Fund(s) in which they own shares.

Response: The Trust hereby confirms to the Commission staff that Target Fund shareholders will receive a prospectus/proxy statement relating only to the Target Fund(s) in which they own shares.

  Comment: Please provide additional disclosure to clarify the meaning of the term “geometric average market capitalization” throughout the Amendment.

Response: We propose to add the following disclosure throughout the Amendment wherever the term “geometric average market capitalization” is included.

Geometric average market capitalization is a weighted calculation that uses the market capitalization of each portfolio holding in an attempt to avoid skewing the effect of very large or small holdings; instead, it aims to better identify each Fund’s center. Royce believes that geometric average market capitalization offers a more accurate measure of a Fund’s average market cap than a simple mean or median.

  Comment: In the shareholder letter relating to the Small-Cap Leaders Reorganization and the Small/Mid-Cap Premier Reorganization, please indicate more clearly in the paragraph that provides summary information regarding the effective investment advisory fee rates for Pennsylvania Mutual and Small/Mid-Cap Premier that the contractual investment advisory fee rates for Pennsylvania Mutual and Small/Mid-Cap Premier are subject to different asset breakpoints.

Response: We propose to delete the relevant paragraph from the shareholder letter relating to the Small-Cap Leaders Reorganization and the Small/Mid-Cap Premier Reorganization and insert the following paragraph in its place:

We note that Pennsylvania Mutual was much larger than Small/Mid-Cap Premier in terms of net assets as of December 31, 2018 (i.e., approximate net assets of $1.58 billion for Pennsylvania Mutual versus approximate net assets of $155.1 million for Small/Mid-Cap Premier). The contractual investment advisory fee rates and asset breakpoint levels at which those fee rates are applied are different for Small/Mid-Cap Premier and Pennsylvania Mutual. A comparison of such rates and asset breakpoint levels illustrates that Small/Mid-Cap Premier is subject to lower investment advisory fee rates on the first $100 million in average net assets, Pennsylvania Mutual is subject to lower investment advisory fee rates on the next $3.9 billion in average net assets, and Small/Mid-Cap Premier is subject to lower investment advisory fee rates on additional average net assets over $4 billion. Accordingly, we note, based on the December 31, 2018 asset levels for Small/Mid-Cap Premier (i.e., approximate net assets of $155.1 million) and Pennsylvania Mutual (i.e., approximate net assets of $1.58 billion), that: (i) Pennsylvania Mutual would be subject to a lower effective investment advisory fee rate than Small/Mid-Cap Premier and (ii) the Combined Fund, assuming completion of the Small/Mid-Cap Premier Reorganization, would be subject to a lower effective investment advisory fee rate than Small/Mid-Cap Premier. Detailed information regarding the contractual investment advisory fee rates and asset breakpoints for Pennsylvania Mutual and Small/Mid-Cap Premier is set forth in this Prospectus/Proxy Statement under the heading “Investment Advisory Fee Rates for Royce Small/Mid-Cap Premier Fund and Royce Pennsylvania Mutual Fund.” We further note, as set forth in more detail in the fee tables under the heading “Fees and Expenses for Royce Small/Mid-Cap Premier Fund Shareholders,” that the annualized operating expense ratio of Pennsylvania Mutual and the pro forma annualized operating expense ratio of the Combined Fund assuming completion of the Small/Mid-Cap Premier Reorganization are lower than the annualized expense ratio of Small/Mid-Cap Premier.

We further propose to insert the following new section after the section entitled “Fees and Expenses for Royce Small/Mid-Cap Premier Fund Shareholders” and before the section entitled “Portfolio Turnover for Royce Small/Mid-Cap Premier Fund and Royce Pennsylvania Mutual Fund” to the Prospectus/Proxy Statement for the Small-Cap Leaders Reorganization and the Small/Mid-Cap Premier Reorganization.

INVESTMENT ADVISORY FEE RATES FOR
ROYCE SMALL/MID-CAP PREMIER FUND AND ROYCE PENNSYLVANIA MUTUAL FUND

Royce receives advisory fees monthly as compensation for its services to Small/Mid-Cap Premier and Pennsylvania Mutual. The annual contractual rates of these fees are set forth in the table below.

Royce Small/Mid-Cap Premier Fund	Royce Pennsylvania Mutual Fund
0.85% of the first $2,000,000,000 0.80% of the next $1,000,000,000 0.75% of the next $1,000,000,000 0.70% of any additional average net assets	1.00% of the first $50,000,000 0.875% of the next $50,000,000 0.75% of any additional average net assets

We further propose to delete the first sentence appearing in the paragraph immediately above the “Summary Information Regarding Annual Fund Operating Expenses” table under the heading “Information About the Reorganizations−Reasons for the Proposed Small/Mid-Cap Premier Reorganization” and insert the following disclosure in its place.

The contractual investment advisory fee rates and asset breakpoint levels at which those fee rates are applied are different for Small/Mid-Cap Premier and Pennsylvania Mutual. The Trustees’ comparison of such rates and asset breakpoint levels illustrated that Small/Mid-Cap Premier is subject to lower investment advisory fee rates on the first $100 million in average net assets, Pennsylvania Mutual is subject to lower investment advisory fee rates on the next $3.9 billion in average net assets, and Small/Mid-Cap Premier is subject to lower investment advisory fee rates on additional average net assets over $4 billion. Accordingly, the Trustees noted, based on the September 30, 2018 asset levels for Small/Mid-Cap Premier (i.e., approximate net assets of $190 million) and Pennsylvania Mutual (i.e., approximate net assets of $2.11 billion), that: (i) Pennsylvania Mutual would be subject to a lower effective investment advisory fee rate than Small/Mid-Cap Premier and (ii) the Combined Fund, assuming completion of the Small/Mid-Cap Premier Reorganization, would be subject to a lower effective investment advisory fee rate than Small/Mid-Cap Premier. Detailed information regarding the contractual investment advisory fee rates and asset breakpoints for Pennsylvania Mutual and Small/Mid-Cap Premier is set forth in this Prospectus/Proxy Statement under the heading “Investment Advisory Fee Rates for Royce Small/Mid-Cap Premier Fund and Royce Pennsylvania Mutual Fund.”

  Comment: Please confirm that there have not been any changes in “Annual Fund Operating Expenses” in any of the fee tables appearing in the Initial N-14 that would materially affect the information disclosed in such fee tables or revise such tables accordingly.

Response: We hereby confirm that there have not been any changes in “Annual Fund Operating Expenses” that would materially affect the information disclosed in the fee tables contained in the Initial N-14.

  Comment: Please confirm that Royce may not recover any amounts waived or reimbursed pursuant to any of the contractual operating expense ratio caps referenced in the Initial N-14.

Response: We hereby confirm that Royce may not recover any amounts waived or reimbursed pursuant to any of the contractual operating expense ratio caps referenced in the Initial N-14.

  Comment: In the fee table appearing under the heading “Fees and Expenses for Royce Small/Mid-Cap Premier Fund Shareholders (Consultant Class)”, please conform the wording for the line item “Maximum deferred sales charge on purchases held for less than 365 days” to the requirements of Item 3 of Form N-1A.

Response: We propose to delete such line item from the relevant fee table and insert the following line item in its place.

Maximum deferred sales charge on purchases held for less than 365 days (as a percentage of net asset value at the time of purchase or redemption, whichever is less)

  Comment: Please review the differences between the portfolio turnover rates for the year ended December 31, 2018 for each Target Fund and the corresponding Acquiring Fund involved in a Reorganization and consider highlighting such differences throughout the applicable Prospectus/Proxy Statement.

Response: We propose to add disclosure throughout the applicable Prospectus/Proxy Statement highlighting the difference in portfolio turnover rates for the year ended December 31, 2018 between: (i) Small-Cap Leaders and Pennsylvania Mutual; (ii) Small/Mid-Cap Premier and Pennsylvania Mutual; and (iii) Low-Priced Stock and Micro-Cap.

  Comment: Please review the difference between the percentage of net assets invested in foreign securities as of December 31, 2018 for Small/Mid-Cap Premier and Pennsylvania Mutual and consider highlighting such difference throughout the applicable Prospectus/Proxy Statement.

Response: We propose to add disclosure throughout the applicable Prospectus/Proxy Statement highlighting the difference in foreign securities holdings as of December 31, 2018 between Small/Mid-Cap Premier and Pennsylvania Mutual.

  Comment: The Prospectus/Proxy Statement for the Small-Cap Leaders Reorganization and the Small/Mid-Cap Premier Reorganization indicates that CDSCs will be waived for “Omnibus or similar account customers of certain pre-approved broker-dealers and other institutions.” Please identify those “pre-approved broker-dealers and other institutions” in accordance with the requirements of IM Guidance Update No. 2016-06.

Response: We propose to delete the relevant disclosure quoted above.

  Comment: In each Prospectus/Proxy Statement, please make “Proposal No. 1.” a defined term or otherwise expressly indicate to what such term refers.

Response: We propose to add disclosure to the cover page of each Prospectus/Proxy Statement to provide substantially as follows:

The proposal for __________ shareholders to consider and approve the Plan at the [relevant] Meeting is referred to as “Proposal No. 1” in this Prospectus/Proxy Statement.

  Comment: The disclosure set forth under the heading “Additional Voting Information−Adjournment of Meeting” in each Prospectus/Proxy Statement provides that in the event sufficient votes in favor of the proposal are not received by the time scheduled for a Meeting, the persons named as proxies may propose one or more adjournments of such Meeting to permit further solicitation of proxies for such proposal. Please revise such disclosure and each proxy card to list the adjournment of a Meeting as a separate proposal to be voted upon by the relevant shareholders at such Meeting. In the alternative, please revise such disclosure to indicate that an authorized person other than the persons named as proxies (e.g., the Chair of the Meeting) may propose one or more adjournments of a Meeting.

Response: We propose to delete the disclosure set forth under the heading “Additional Voting Information−Adjournment of Meeting” in each Prospectus/Proxy Statement and insert the following disclosure:

If a quorum is not present at the Meeting, or if a quorum is present at the Meeting but sufficient votes to approve Proposal No. 1 are not received, the Meeting may be adjourned to permit further solicitation of proxies. In the absence of a quorum, the persons named as proxies may propose an adjournment, and will vote in favor of such adjournment those proxies which they are entitled to vote in favor of Proposal No. 1 and will vote against any such adjournment those proxies required to be voted against Proposal No. 1. If a quorum is present but insufficient votes have been received to approve Proposal No. 1, the chairperson of the Meeting may adjourn the Meeting to permit further solicitation of proxies if the chairperson determines that an adjournment and additional solicitation is reasonable and in the interest of shareholders. Solicitation of votes may continue to be made without any obligation to provide any additional notice of the adjournment other than announcement at the Meeting or any adjournment or postponement thereof.

  Comment: When referring to the contractual expense caps for the Combined Fund resulting from the Low-Priced Stock Reorganization, please indicate in all instances that such contractual expense caps expire on December 31, 2019 and that Royce is not required to keep such contractual expense caps in place after such date.

Response: We propose to add the requested disclosure throughout the applicable Prospectus/Proxy Statement.

  Comment: In addition to highlighting any significant differences between the fundamental investment restrictions for each Target Fund and the corresponding Acquiring Fund, please identify which fundamental investment restrictions for each Target Fund are substantially similar to those of the corresponding Acquiring Fund.

Response: In addition to highlighting any significant differences between the fundamental investment restrictions for each Target Fund and the corresponding Acquiring Fund, we propose to identify the specific fundamental investment fundamental investment restrictions for each Target Fund that are substantially similar to those of the corresponding Acquiring Fund. Sample disclosure in respect of Micro-Cap Opportunity and Opportunity Fund is provided below for your reference.

The fundamental investment restrictions and operating policies of Micro-Cap Opportunity and Opportunity in respect of issuing senior securities, making loans, investing in real estate and commodities, and concentration of investments are substantially identical. Such fundamental investment restrictions and operating policies differ as noted in the table immediately below.

  Comment: At the end of Item 15 of Part C, please insert the language from Rule 484(b)(3) under the 1933 Act regarding the Commission’s position on the indemnification of certain persons for liability under the 1933 Act.

Response: We propose to add the language set forth below at the end of Item 15 of Part C.

(e) The benefits of such indemnification are not waived by such persons. Insofar as indemnification for liability arising under the Securities Act of 1933 (the “1933 Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

  Comment: At the end of Item 16 of Part C, please insert: (i) all of the undertaking set forth in Item 17 of Form N-14 and (ii) an undertaking to file the relevant tax opinion of Sidley Austin LLP as part of a post-effective amendment to the Trust’s Registration Statement on Form N-14 once the corresponding Reorganization has been completed.

Response: We propose to add the language set forth below at the end of Item 16 of Part C.

Item 17. Undertakings

(1)	The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3)	The undersigned Registrant agrees that an opinion as to the tax consequences of each reorganization will be filed as part of a post-effective amendment once the relevant reorganization has been completed.

  Comment: Please include in the relevant pro forma shareholder capitalization tables the effect of the estimated Reorganization fees and expenses that are expected to be paid by the Target Fund(s) and/or the corresponding Acquiring Fund.

Response: We propose to revise the pro forma shareholder capitalization tables for the Small-Cap Leaders Reorganization, the Small/Mid-Cap Premier Reorganization, both the Small-Cap Leaders Reorganization and the Small/Mid-Cap Premier Reorganization, and the Low-Priced Stock Reorganization to include the effect of the estimated Reorganization fees and expenses that are expected to be paid by the Target Fund(s) and/or the corresponding Acquiring Fund. We do not plan to revise the pro forma shareholder capitalization table for the Micro-Cap Opportunity Reorganization in such manner because neither Micro-Cap Opportunity nor Opportunity are paying any of the estimated Reorganization fees and expenses.

  Comment: For each Pro Forma Schedule of Investments contained in the SAI, please include all required footnotes.

Response: We propose to revise each Pro Forma Schedule of Investments so that it includes all footnotes required to be included therein.

  Comment: Please include the effect of the estimated Reorganization fees and expenses that are expected to be paid by the Target Fund(s) and/or the corresponding Acquiring Fund in each Pro Forma Condensed Combined Schedule of Investments contained in the SAI.

Response: We propose to revise each Pro Forma Condensed Combined Schedule of Investments so that it includes the effect of the estimated Reorganization fees and expenses that are expected to be paid by the Target Fund(s) and/or the corresponding Acquiring Fund.

  Comment: Please include the effect of the estimated Reorganization fees and expenses that are expected to be paid by the Target Fund(s) and/or the corresponding Acquiring Fund in each Pro Forma Condensed Combined Statement of Assets and Liabilities contained in the SAI.

Response: We propose to revise each Pro Forma Condensed Combined Statement of Assets and Liabilities so that it includes the effect of the estimated Reorganization fees and expenses that are expected to be paid by the Target Fund(s) and/or the corresponding Acquiring Fund.

  Comment: Please revise the footnotes for each Pro Forma Condensed Combined Statement of Operations contained in the SAI so that they expressly indicate which adjustments result from the elimination of duplicate expenses and which adjustments result from a decrease in the applicable fee rate applied to the Combined Fund.

Response: We propose to revise the footnotes for each Pro Forma Condensed Combined Statement of Operations so that they expressly indicate that the investment advisory fee adjustments result from a reduction in the relevant investment advisory fee rate while the remaining adjustments result from the elimination of duplicate expenses.

* * * * *

The Trust acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment; (ii) Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment; and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We believe that the proposed revisions described herein and to be included in the Amendment are responsive to the Commission staff’s comments. As noted above, the Trust intends to file the Amendment with the Commission as soon as reasonably practicable after the Commission staff has indicated to us that it is satisfied with the responses outlined herein. The Trust hopes to be able to file an acceleration request with the Commission pursuant to Rule 461 under the 1933 Act soon thereafter seeking an effective date of April 1, 2019 so that it can keep with the printing, mailing, and solicitation schedule for the Reorganizations. If you have any questions or comments with respect to this letter or the Amendment, please contact the undersigned at (212) 508-4578.

Very truly yours,

/s/ John E. Denneen
John E. Denneen Secretary

Encs.